SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 27, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Mr. Jeff Kauten

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)

Amendment No. 3 to Registration Statement on Form F-1

Filed August 20, 2024 (File No. 333-281054)

Dear Ms. Kessman, Mr. Littlepage, Mr. Kauten and Mr. Spirgel:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 21, 2024 on amendment No. 3 to the Company’s registration statement on Form F-1 filed on August 20, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 27, 2024

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 4 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR with the Commission.

Comments in Letter Dated August 21, 2024

Amendment No. 3 to Registration Statement on Form F-1

VIE Consolidation Schedule, page 21

1. We note your response to prior comment 1. Please revise to make clear that Guangzhou Yuji Technology Co., Ltd is a related party controlled by a sibling of your CEO. Tell us when Guangzhou Yuji Technology Co., Ltd was formed and whether it is a mapping supplier to any other unrelated companies. Tell us whether WeRide Inc. or any of its insiders have significant economic or voting interests in Guangzhou Yuji Technology Co., Ltd. Also, tell us when Mr. Han’s sibling became the CEO of Guangzhou Yuji Technology Co., Ltd.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Registration Statement. The Company respectfully advises the Staff that Guangzhou Yuji Technology Co., Ltd, or Guangzhou Yuji, was formed in 2021. Guangzhou Yuji is a mapping service supplier to a number of unrelated companies, including global leading technology companies that are publicly listed in the United States or Hong Kong. The Company believes that Guangzhou Yuji provides competitive mapping services and the Company’s transactions with Guangzhou Yuji were negotiated at arm’s length. Neither the Company nor, to the Company’s best knowledge, any of its insiders has significant economic or voting interests in Guangzhou Yuji. Dr. Tony Xu Han’s sibling has been the CEO of Guangzhou Yuji since its formation in 2021.

2. Please revise your disclosure to clarify whether the decision to terminate the ICP License and the surveying and mapping business of the VIE was pursued for economic, strategic or regulatory reasons.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Registration Statement.

Risk Factors

We are subject to export control, sanctions, trade policies..., page 53

3. We note your disclosure that one of your suppliers was recently added to the U.S. Department of Defense’s list of Chinese Military Companies. Please disclose the basis for your belief that such restriction would not have any impact on your ability to transact with that supplier.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 27, 2024

Critical Accounting Estimates

Share-based compensation, page 130

4. We note your response to prior comment 9 and your statement that you “accounted for the modification of the vesting terms of the restricted share units as an accelerated vesting...the accelerated amount is the amount that would otherwise have been recognized for services received during the remainder of the vesting period if the modification had not occurred.” Please explain to us your consideration of the accounting literature when determining this accounting. Specifically, tell us how you considered guidance in IFRS 2 that refers to effects of modifications that are beneficial to the employee. Provide us with a detailed analysis.

The Company respectfully advises the Staff that under the original terms of the related restricted share units, the relevant employees were required to complete a four-year service period and stay in service until an initial public offering, or an IPO, was complete to become entitled to the awards. That is, if an employee completed the four-year service but leaves the Company before the completion of an IPO, the employee cannot vest in any of the awards. As such, the IPO requirement had been accounted for as a non-market performance condition in accordance with paragraph BC171B of IFRS 2 and there was an implicit service requirement until the achievement of a performance condition namely the completion of an IPO.

The waiving of the IPO requirement in June 2024 was treated as a removal of a non-market performance condition which reduced the vesting period. The Company determined that this waiving of the IPO requirement is a beneficial modification to the employees. In accordance with paragraph B43(c) of IFRS 2, the Company modified vesting conditions and shortened vesting period when applying the requirements of paragraphs 19-21 of IFRS 2.

Accordingly, upon the modification the Company recognized a true-up amount in profit or loss based on the modified four-year service condition. Further, as the related employees completed the four-year service before June 2024, no further future services were required for the awards to vest. Consequently, the Company recognized an accelerated vesting amount that would otherwise have been recognized for services received during the remainder of the vesting period if the modification had not occurred, using the grant-date fair value consistent with a four-year service period.

5. We note the exercise prices for shares issued in 2024 are significantly less than the fair value of your ordinary shares. Please prominently disclose these significant discounted issuances throughout your filing. Your disclosure should emphasize the discount(s) received, who received them, and the effect those discounted shares had and will continue to have to the financial statements and for new investors. Also, disclose the business reason for issuing stock-based compensation at a significant discount from the fair value of ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 100, 108, 109 and 210 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 27, 2024

Transactions with Guangzhou Yuji, page 214

6. Please identify the sibling of Dr. Tony Xu Han and disclose whether your CEO or the Company holds a significant economic or voting interest in Guangzhou Yuji Technology Co., Ltd.

In response to the Staff’s comment, the Company has revised the disclosure on pages 216 and 217 of the Revised Registration Statement.

Notes to the Consolidated Financial Statements

24. Subsequent events, page F-103

7. We note your response to prior comment 12. Referring to your basis in accounting literature:

a.	Tell us why you believe these issuances are a shareholder transaction that do not impact profit or loss.

The Company respectfully advises the Staff that the Company issued a total of 12,806,568 ordinary shares to all Series D and Series D+ preferred shareholders at par value of US$0.00001 per share, for an aggregate consideration of US$128.1. The Company at the same time obtained a right to repurchase the 12,806,568 ordinary shares at par value if an IPO does not consummate on or before March 31, 2025. All repurchased shares will be cancelled. The issuance of the 12,806,568 ordinary shares were new transactions resulting from negotiations among the different shareholders, which then resulted in the shareholders agreeing on and initiating the transactions that involve the Company. The Series D and Series D+ preferred shareholders had a higher share purchase price, and their approval is required for the Company to consummate an IPO that is not a Qualified IPO, as originally defined in the Company’s then-effective memorandum and articles of association. To reach the agreement among the shareholders, amend the definition of “Qualified IPO” and facilitate the completion of the IPO on or before March 31, 2025, other shareholders agreed to grant the Series D and Series D+ preferred shareholders a larger share of the Company to compensate the Series D and Series D+ preferred shareholders for their higher purchase prices. Instead of other shareholder groups transferring some of their interests in the Company directly to the Series D and Series D+ preferred shareholders at a notional price, the shareholders of the Company decided to achieve that adjustment in relative shareholding more efficiently by way of a share issuance by the Company. In addition, the Company also has an option to repurchase these ordinary shares for US$128.1 if the IPO does not occur on or before March 31, 2025. This was a simpler and clearer transaction structure that avoids a complex web of share transfers between different shareholders to achieve an equitable relative shareholding among different shareholder groups.

The issuance price of US$0.00001 per share is the permissible minimum price under the relevant company laws and the shareholders who received the ordinary shares are all and only those preferred shareholders in the latest Series D and D+ funding round. All Series D and D+ preferred shareholders were treated equally and the transactions were agreed by the shareholders’ resolution of the Company.

U.S. Securities and Exchange Commission

August 27, 2024

The Company evaluated the guidance in paragraph 13A of IFRS 2. The fact that the consideration received by the Company was less than the fair value of the ordinary shares issued would, according to that guidance, typically be a situation that indicates other consideration (i.e. unidentifiable goods or services) had been, or will be, received by the Company. The Company also noted footnote 4 under paragraph BC18D of IFRS 2, and considered the fact that these issuances were for the purpose of reaching an agreement among the shareholders to consummate the IPO of the Company and not in relation to receiving any goods or services from these shareholders. The Company did not receive any identifiable or unidentifiable goods or services nor did the Company incur any obligation to compensate any other shareholders for this issuance. Instead, this was an agreement among the shareholders to adjust their relative ownership, which is an investment-type transaction for the shareholders of the Company instead of one related to goods or services to the Company. The Company’s role was to facilitate that with a simpler transaction structure that gives rise to a transaction with shareholders acting in their capacity as shareholders (i.e. the issuance of shares to existing shareholders such that the adjustment of the relative ownership among shareholders is achieved).

Further, the Company evaluated the guidance in paragraph 4 of IFRS 2 and noted that even though the Series D and Series D+ preferred shares are contingently redeemable on occurrence of some redemption events, these preferred shares also involve an equity component. Also, the preferred shareholders have conversion rights, voting rights, dividend rights and equity exposure that already put them in the position of an owner. Hence, they are holders of equity instruments and act in that capacity when the Company applies paragraph 4 of IFRS 2.

Regarding the existence of other transactions between the Company and its shareholders, only two of the Series D and Series D+ preferred shareholders are also a customer or vendor of the Company, and others do not have any business or employment relationships with the Company. The Company notes that all Series D and Series D+ preferred shareholders were treated equally in the transaction, regardless of whether they had or would have any business transactions with the Company or not, and the new ordinary shares were issued pro rata to each Series D and Series D+ preferred shareholder based on the original number of Series D and Series D+ preferred shares they held. This means that the issuance of the shares included no consideration for the other transactions with those two preferred shareholders because that would have required differentiation of the terms of the share issuance between different Series D and Series D+ preferred shareholders.

b.

Provide us with a detailed analysis of how the issuance of ordinary shares to certain preferred shareholders for nominal consideration will impact your stockholder’s equity, including if the new issuances will be recorded at fair value or at nominal par value.

The Company respectfully advises the Staff that, in addition to the issuance of the ordinary shares, at the same time the Company also obtained a contingently exercisable right to repurchase such ordinary shares for par value, which is also the original issuance price, from each recipient of the ordinary shares if the IPO does not consummate on or before March 31,

U.S. Securities and Exchange Commission

August 27, 2024

2025. The par value is a fixed amount in U.S. dollar, and the Company’s functional currency is also U.S. dollar. There are no terms that would result in changing either the repurchase price or the number of shares that could be repurchased. Therefore, the Company’s repurchase right meets the definition of an equity instrument in accordance with paragraph 16(b)(ii) of IAS 32. The Company paid no consideration for acquiring the repurchase right. Consequently, there was no impact on the Company’s equity from acquiring the repurchase right in accordance with paragraph 22 of IAS 32. As such, as the result of the initial issuance of these ordinary shares, there was an increase of the Company’s shareholder’s equity of USD128.1, i.e. the ordinary shares are recorded at nominal par value. If the IPO occurs prior to March 31, 2025, the expiry of the repurchase right would not result in any accounting treatment because the carrying amount of the repurchase right was nil and no remeasurement was applied. If the IPO is not completed on or before March 31, 2025, the Company may repurchase these ordinary shares at the amount of USD128.1, in which case the Company’s shareholder’s equity would be reduced by the same amount in accordance with paragraph 33 of IAS 32.

c.	Also, tell us how you considered the EPS implication of this transaction.

The Company respectfully advises the Staff that these ordinary shares are contingently returnable at the option of the Company if the IPO does not consummate on or before March 31, 2025. Hence, in accordance with paragraph 24 of IAS 33, such ordinary shares are not treated as “outstanding” for the purposes of IAS 33 and are excluded from the calculation of basic earnings per share until the shares are no longer subject to recall, which is expected to be the date of the completion of the IPO on or before March 31, 2025.

Following from the above, even though the ordinary shares in question were issued for little or no consideration in substance, the event leading to a change in the number of ordinary shares outstanding without a corresponding change in the resources would only occur in a future period, when such ordinary shares would be no longer subject to recall and hence the shares would become outstanding for EPS purposes. As such, while the Company would also consider the principles of paragraph 26 of IAS 33 when determining the scope of the requirements for retrospective adjustments in paragraph 64 of IAS 33, such requirements will not apply to the EPS amounts for the periods presented in this prospectus, and there had been no adjustments to the EPS amounts presented as a result of such share issuance during the period after the end of the reporting period but before the financial statements are authorized for issue.

As noted above, if the IPO is completed on or before March 31, 2025, that would be the time when there would be a change in the number of ordinary shares outstanding without a corresponding change in resources. In the relevant financial statements for a future period, in accordance with paragraph 26 of IAS 33, the Company would retrospectively adjust the weighted average number of ordinary shares outstanding during that period and for all periods presented for the calculations of basic and diluted earnings per share.

*  *  *

U.S. Securities and Exchange Commission

August 27, 2024

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP